SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

ICTS International N.V.
(Name of Issuer)

Common Stock, par value 0.45 Euro per share
(Title of Class of Securities)

N43837108
(CUSIP Number)

Menachem Atzmon
20 Yaakov Street Tel Aviv, 6901553, Israel
Tel: [ ]
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

David W. Sass, Esq.
McLaughlin & Stern LLP
260 Madison Avenue
New York, NY 10016

December 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 1 3D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Menachem Atzmon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.29%
14	TYPE OF REPORTING PERSON1 IN

___________________________
1 The calculation of percentage ownership is based on 21,000,000 shares of Common Stock outstanding as of February 28, 2017.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common stock (the "Common Stock") of ICTS International, N V, registered at the Department of Justice in Amstelveen, Netherlands (the "Issuer"), whose principal executive office is located at Walaardt Sacrcstraat 425-4, 11 17 BM Schiphol-Oost, Netherlands The total number of shares of Common Stock reported as beneficially owned in this statement is 3,000,000 which constitute approximately 14.29% of the total number of shares of Common Stock outstanding.

Item 2. Identity and Background

This statement is filed on behalf of Menachem Atzmon (referred to herein as a "Reporting Person"), a Director of the Issuer, and the Reporting person has sole dispositive and voting power over the 3,000,000 shares of Common Stock reported in this statement.

The Reporting Person's business address is Yaakov Street 20 Tel Aviv, 6901553, Israel.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

The Common Stock beneficially owned by the Reporting Person was acquired with borrowed funds from a related party.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock reported in this statement in the ordinary course of his business of purchasing, selling, trading and investing in securities. The Reporting Person may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of his investment or dispose of some or all of the securities of the Issuer held by him, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

Except as set forth above, as of the date of this filing the Reporting Person does not have plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the second page of this statement.

(b)	The Reporting Person has the sole power to vote and sole power to dispose of the shares of Common Stock to which this statement relates.

(c)	N/A

(d)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2017

/s/ Menachem Atzmon
Menachem Atzmon, Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).